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Eleven Silver Gold Epithermal Veins Recognized to Date

at Golden Goliath's Las Bolas Property

Press Release

Source: Golden Goliath Resources Ltd.

On Tuesday December 15, 2009, 12:29 pm EST

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Dec. 15, 2009)

Golden Goliath Resources Ltd. (TSX VENTURE: GNG; PINK SHEETS: GGTH-F)

Golden Goliath is pleased to announce that it has filed on Sedar an independent NI 43-101 compliant technical report prepared by Discover Geological Consultants Inc., authored by Qualified Person Victor Jaramillo, P. Geo., for the Las Bolas Property. In this report the author indicates that to date a total of 11 silver-gold veins have been recognized, which are open along strike and down dip. Some of these veins are comprised of multiple closely spaced veins (also known as "vein systems").

The NI 43-101 report lists the mineralized veins as follows:

Las Bolas, Frijolar, El Manto, El Corazon, Providencia, San Luis1, San Luis 2, Maguachi, Los Hilos, Los Hilos 2 and Mosca de Plata.

The report states, "The El Corazon, Frijolar, Guadalupana, El Manto, Maguchi, San Luis and Providencia Veins show similar mineralogical and structural controls as those observed in the Las Bolas Vein system. The Las Bolas vein system remains open in all directions and further drilling is warranted. Most of the veins have seen limited exploration (few drill holes to none)."

Most of the aforementioned veins have been traced over 1 km and contain numerous historic workings including tunnels up to 400 m in length, demonstrating that mineralization is extensive. These vein systems are open in all three directions with known mineralization extending to depth.

The Las Bolas vein system within the main tunnel was found to actually consist of 7 discreet, closely spaced veins (see diagram below). In the Station 19 area of this tunnel the identification and detailed sampling on one of these vein structures resulted in a 45 metre long area containing a weighted average of samples of 1.25 g/t gold and 577 g/t silver with an average vein width of 2.12 metres. Approximately 200 meters further northeast along the tunnel at Station 37, a similar vein along a 30.6 metre long section returned a weighted average of samples of 4.7 g/t gold and 485 g/t silver with an average vein width of 2.12 metres.

Mineralization at Las Bolas:

The author of the 43-101 believes that Las Bolas-Los Hilos Property hosts an early stage mesothermal system of silver-lead-zinc veins followed by a later low sulphidation epithermal gold-silver phase. Both systems are structurally controlled and confined mainly along fault zones as veins, silica stockworks and breccias.

Mesothermal vein systems are formed at considerable depths (from 600 m to 1000 m or more) by hydrothermal processes in a temperature range of 200 degrees C to 300 degrees C. The presence of dark gray quartz veins, cutting and brecciating the early silver-base metal mesothermal veins or oxide veins may be related to this later epithermal event. The report proposes the following mineral characterization:

Type-1 mineralization: Ag + Pb + Zn (Au)

Type-2 mineralization: Au + Ag + As (Cu)

It is the opinion of the author of the NI 43-101 report that "at Las Bolas-Los Hilos Property, the possibility for defining considerable more silver and gold mineralization is excellent."

Filo de Oro Zone:

A fourth recently recognized (not included in the NI 43-101 report), gold dominant, mineralized trend called Filo de Oro intersects the other three mineralized vein trends. This cross cutting trend contains veins grading in the range of 0.43 g/t gold and 30 g/t silver over 1.1m to 78.1 g/t gold and 204 g/t silver over 0.5m as well as disseminated mineralization, suggesting good potential for a bulk minable gold/silver deposit with high grade feeder veins running through it. Filo de Oro is open in all directions and has a higher gold ratio. The work on the Filo de Oro zone continued throughout early December 2009 and will resume in 2010 as part of the ongoing exploration of the Las Bolas property, which is also scheduled to include drilling and underground development.

Location:

Golden Goliath Resources' Uruachic mining district is situated in the heart of the Sierra Madre precious metal belt and is surrounded by mines owned by major mining companies like Fresnillo PLC. Fresnillo's Orisyvo deposit hosts 2.8 million ounces of gold and its only 7 kilometres from Golden Goliath property (source: Fresinillo's website, www.fresnilloplc.com).

The Company is very pleased with the developments on its 100% owned Las Bolas property and looks forward to a successful 2010 exploration and development program.

Victor Jaramillo, P. Geo., of Discover Geological Consultants Inc. is an Independent Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical content of this news release.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

This news release may contain forward-looking information within the meaning of the Securities Act (Ontario) ("forward-looking statements"). Such forward-looking statements may include the Company's plans for its mineral projects, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and costs estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of gold, silver and other metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

To view the diagrams accompanying this press release please click on the following link: http://media3.marketwire.com/docs/1215GNG.pdf

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

J. Paul Sorbara, M.Sc., P.Geo

Golden Goliath Resources Ltd.

President & CEO

+1(604)-682-2950

+1(604)-685-3764 (FAX)

jps@goldengoliath.com

www.goldengoliath.com